David Zhang Direct Dial: (852) 2912-2503 david.zhang@lw.com	41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2522.7886 Fax: +852.2522.7006 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
December 6, 2010	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
VIA EDGAR CORRESPONDENCE	Frankfurt	Rome
	Hamburg	San Diego
Mr. Russell Mancuso / Mr. Geoff Kruczek	Hong Kong	San Francisco
Division of Corporation Finance	Houston	Shanghai
Securities and Exchange Commission	London	Silicon Valley
100 F Street, N.E.	Los Angeles	Singapore
Washington, D.C. 20549	Madrid	Tokyo
	Milan	Washington, D.C.

File No. 045646-0004

Re:                                             Funtalk China Holdings Limited

Post-effective Amendment No. 10 to Form S-4 on Form F-3

File number 333-153492

Dear Mr. Mancuso and Mr. Kruczek:

On behalf of our client, Funtalk China Holdings Limited (the “Company”), we hereby set forth the Company’s responses to the verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 3, 2010 regarding the Company’s proposed disclosure to amend its Post-Effective Amendment No. 10 to Form S-4 on Form F-3 Registration Statement (“Amendment No. 10”) as set forth in a letter to the Staff on November 26, 2010 (the “November 26, 2010 Correspondence”).  Our responses to the Staff’s verbal comments are as follows:

1.                                       The Company proposes to revise the tax disclosure in Amendment No. 10 to be substantially in the following form, which shows revisions to the Company’s proposed disclosure that was set forth in the November 26, 2010 Correspondence.

“For U.S. federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit. As a result, while there is no clear authority on the issue and the matter is, therefore, not free from doubt, the mandatory separation of a unit into the component instruments consisting of ordinary shares and warrants ~~will~~ should not be a taxable event to the holder of the unit.” See “Risk Factors—There is no clear authority that the mandatory separation of our units into their component instruments is not a taxable event.  Therefore, the United States federal income tax consequence of the mandatory separation is not free from doubt.”

2.                                       The risk factor relating to the mandatory separation of units into its component instruments is proposed to be substantially in the following form, which shows the revisions to the Company’s proposed risk factor that was set forth in the November 26, 2010 Correspondence. The risk factor will be covered in Latham & Watkins LLP’s tax opinion, an updated copy of which is attached hereto and will be filed with the future filing of the Company’s Post-Effective Amendment No. 11 to Form S-4 on Form F-3 Registration Statement.

Michael S. L. Liu Simon H. Berry Joseph A. Bevash Kenneth D. C. Chan	Stanley Chow Raymond M. S. Kwok Jane M. S. Ng John A. Otoshi	Simon D. Powell Chun Fai Woo Cheung Ying Yeung	Registered Foreign Lawyers: Eugene Y. Lee (New York) David J. Miles (England and Wales) David Zhang (New York)

“There is no clear authority that the mandatory separation of our units into their component instruments is not a taxable event.  Therefore, the United States federal income tax consequence of the mandatory separation is not free from doubt.

For U.S. federal income tax purposes, each holder of a unit was generally treated as holding the applicable ordinary share and warrant components of such unit.  As a result, ~~although~~ while there is  no clear authority ~~exists~~ on the issue and the matter is, therefore, not free from doubt, ~~we believe that~~ the mandatory separation of a unit into its component instruments ~~is~~ should not be a taxable event to a holder of a unit.  We cannot assure you that the United States Internal Revenue Service will not take a contrary position.  If the United States Internal Revenue Service deems that the mandatory separation of a unit into its component instruments is a taxable event, a U.S. Holder (as defined below in “Taxation—Material United States Federal Tax Considerations”) who held our units prior to the mandatory separation could recognize a gain or a loss as a result of the separation.  We urge any U.S. Holders who held our units prior to the mandatory separation to consult their tax advisors regarding the treatment of the mandatory separation of a unit into its component units.”

*                            *                            *

If you have any questions regarding this response letter and the future filing of Amendment No. 11, please do not hesitate to contact the undersigned at +(852) 2912-2503 or david.zhang@lw.com or Benjamin Su at +(86) 10-5965-7016 or benjamin.su@lw.com.

Very truly yours,

David T. Zhang

of LATHAM & WATKINS

Attachment

cc:                                 Dongping Fei, Director and Chief Executive Officer, Funtalk China Holdings Limited

Kim Chuan (“Jackie”) Leong, Chief Financial Officer, Funtalk China Holdings Limited

Benjamin Su, Latham & Watkins LLP, Beijing

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Brussels	New York
	Chicago	Orange County
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[•], 2010	Dubai	Riyadh
	Frankfurt	Rome
	Hamburg	San Diego
	Hong Kong	San Francisco
	Houston	Shanghai
	London	Silicon Valley
Funtalk China Holdings Limited	Los Angeles	Singapore
21/F Block D The Place Tower	Madrid	Tokyo
No. 9 Guanghua Road, Chaoyang District	Milan	Washington, D.C.
Beijing, China 100020

Re:                               Funtalk China Holdings Limited

Ladies and Gentlemen:

We have acted as special United States counsel to Funtalk China Holdings Limited, a limited liability company incorporated under the laws of the Cayman Islands (the “Company”) in connection with the registration relating to (1) 3,033,385 ordinary shares, par value $0.001 per share (“Ordinary Shares”), of the Company, issuable upon exercise of (i) 1,097,301 outstanding Class A Warrants (“Class A Warrants”) and (ii) 1,936,084 outstanding Class B Warrants (“Class B Warrants,” and together with the Class A Warrants, “Warrants”), (2) 19,800 Ordinary Shares and 99,000 Class A Warrants and 330,000 Ordinary Shares and 330,000 Class B Warrants of the Company, issuable upon the exercise of the outstanding unit purchase option, (3) 99,000 Ordinary Shares, issuable upon the exercise of 99,000 Class A Warrants of the Company, and (4) 330,000 Ordinary Shares, issuable upon the exercise of 330,000 Class B Warrants of the Company, pursuant to a post-effective amendment to Form S-4 on Form F-3 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on or about [•], 2010 (File No. 333-153492) (as so filed and as amended, the “Registration Statement”). All capitalized terms used but not defined herein shall have the same meanings ascribed to them in the Registration Statement.

The facts, as we understand them, and upon which with your permission we rely in rendering the opinion herein, are set forth in the Registration Statement.  In addition, in our capacity as counsel, we have made such legal and factual examinations and inquiries as we have deemed necessary or appropriate.  We have not independently verified such factual matters.

Based on such facts and subject to the limitations set forth in the Registration Statement, the statements of law or legal conclusions in the Registration Statement under the captions “Risk Factors—There is no clear authority that the mandatory separation of our units into their component instruments is not a taxable event.  Therefore, the United States federal income tax consequence of the mandatory separation is not free from doubt” and  “Taxation—Material

United States Federal Income Tax Considerations” constitute the opinion of Latham & Watkins LLP as to the material tax consequences of an investment in the Ordinary Shares and Warrants.

We are opining herein as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws, the laws of any state or any other jurisdiction or as to any other matters of municipal law or the laws of any local agencies within any state.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof.  This opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters.  Our opinion is not binding upon the Internal Revenue Service or the courts, and there can be no assurance that the Internal Revenue Service will not assert a contrary position.  Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not affect the conclusions stated in this opinion.  Any variation or difference in the facts from those set forth in the Registration Statement may affect the conclusions stated herein.

This letter is furnished only to you and is solely for your benefit in connection with the transaction described herein.  This letter may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to, or relied upon by any other person, firm or other entity for any purpose (including any person, firm or other entity that acquires Ordinary Shares or Warrants), without our prior written consent, which may be granted or withheld in our sole discretion.  However, this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “Taxation” and “Legal Matters” in the Registration Statement.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,